K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

                                                                September 20, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549-6010
Attn:  Perry J. Hindin, Special Counsel

Re:	Vishay Intertechnology, Inc.
Definitive 14A
Filed April 16, 2007
File No. 001-07416

Ladies and Gentlemen:

On behalf of Vishay Intertechnology, Inc. (the “Company”), we provide the Company’s responses to the letter dated August 21, 2007 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing.  For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

  Director Compensation, page 10

1.
Include a footnote describing all assumptions made in the valuation of the stock awards granted to your directors by reference to a discussion of those assumptions in the footnotes to your financial statements included in your annual report on Form 10-K.  See the Instruction to Item 402(k) of Regulation S-K, indicating that the Instruction to Item 402(c)(2)(v) and (vi) applies equally to Item 402(k).

Response:  The Company acknowledges the Staff’s comment and will clarify in the footnotes in future filings the assumptions made in the valuation of stock awards by reference to a discussion of those assumptions in the Company’s financial statements or footnotes to the financial statements.

  Compensation Disclosure and Analysis, page 19

2.
We note your reference to the compensation committee’s engagement of MullinTBG and Mercer and Co.  Describe in greater detail the nature and scope of each consultant’s assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

1177 AVENUE NEW YORK NY 10036 PHONE 212-715-9100  FAX 212-715-8000  www.kramerlevin.com
ALSO AT 47 AVENUE HOCHE  75008 PARIS FRANCE

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

to the consultants with respect to the performance of their duties under the engagement.  See Item 407(e)(3)(iii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and, to the extent relevant in future filings, the Company will provide greater detail regarding the nature and scope of the assignment and instructions given to Mullin Consulting in 2003 and 2004.

The Staff is advised that the engagement of MullinTBG and Mercer and Co. to provide current executive compensation consulting services was terminated in the second half of 2007 before any substantive work was performed.  Prior to termination, a representative of Mullin made a prospective presentation to the Compensation Committee in which he offered certain qualitative  views on the Company’s current executive compensation structure, in comparison with contemporary executive compensation practices generally.  At the time the proxy statement was prepared and distributed, it was contemplated that Mullin and Mercer would commence a formal analysis and provide its recommendations to the Committee.  This did not materialize.

3.
You state that on the advice of its consultants, the compensation committee believes that the elements of compensation and their balance are generally in line with compensation arrangements at other public companies of Vishay’s size and within its sector.  You also state that the committee determined the minimum base salaries in 2004 based upon, among other considerations, a comparison to peer group executive salaries.  Identify these peer group companies against which you have benchmarked your compensation and discuss the degree to which the committee considered such companies comparable to you.  In addition, clarify the meaning of the phrase “in line with compensation arrangements.”  For example, is the target level of each element of compensation as well as overall target compensation at the 50th, 60th or 75th percentile of companies of your size and within your sector?

Response:  The Company acknowledges the Staff’s comment and, to the extent relevant in future filings, intends to identify the peer group against which the Compensation Committee compared base salaries and other compensation in 2004. The Compensation Committee did not, however, perform any percentile analysis.

The Staff is advised that the Compensation Committee did not numerically benchmark the compensation of the Company’s top executive officers against any specific peer group for 2007.  The disclosure referred to by the Staff reflects a sense of the Compensation Committee, based on their general knowledge and understanding of compensation practices at other mid-cap companies with whom the Company tends to be compared.

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

The Company anticipates that the Compensation Committee will be guided by the Staff’s comment in its consideration of future levels of executive compensation and that the Company’s Compensation Discussion and Analysis will be formulated in future filings to reflect this consideration.

4.
You state on page 20 that the compensation arrangements with your named executive officers have an evergreen feature, whereby as a consequence, the compensation arrangements can only be modified with the respective executive’s consent, without which, the executive would otherwise have the right to terminate employment and receive severance pay.  Explain why you chose to structure the agreements to contain such a term.

Response:  The Company acknowledges the Staff’s comment.  The staff is advised that an evergreen term is essentially similar to the right of an executive to receive severance if the company does not renew his employment agreement at the end of its stated term, a not uncommon feature in senior executive employment arrangements.  The Compensation Committee chose to include the evergreen feature rather than a right to severance upon end-of-term non-renewal in recognition of the long-standing affiliation of each of the senior executives with the Company, their significant contributions to the growth of the Company over the years and the expectation that their affiliation with the Company would continue for the foreseeable future.  In future filings the Company will include disclosure concerning the evergreen feature of the senior executive employment contracts to this effect.

  Incentive Compensation, page 21

5.
You state on page 21 that Mr. Zandman and Mr. Shoshani receive a discretionary performance bonus of up to 42.5% of base salary, as determined by the compensation committee, based on their individual performance and, in par, based on your adjusted net income.  Please provide additional qualitative and quantitative detail and an analysis of how individual performance contributed to actual 2006 compensation for these named executive officers.  For example what factors does the compensation committee consider in its assessment and, if applicable, how are they weighted?  Are certain factors or goals considered more determinative of compensation levels than others?  See Item 402(b)(2)(vii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  The individual performance goals are established by the Company’s Chief Executive Officer in consultation with the executives themselves at the beginning of each calendar year.  The performances of the executives are reviewed by the Chief Executive Officer with the Compensation Committee following the end of the year.  Historically, the goals have been qualitative rather than quantitative, such as the reorganization of the Company’s sales force or the successful relocation

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

of certain operations to lower cost jurisdictions.  To the extent applicable in future filings, the Company will provide a description of these performance goals, together with the weighting of the goals as appropriate.

6.
We note your discussion of the Vishay Intertechnology Section 162(m) Cash Bonus Plan in which Dr. Zandman, Dr. Paul and Mr. Grubb participate.  You indicate that that plan provides an annual bonus as a percentage of adjusted net income that is capped at three times each named executive officer’s base salary.  We also note in your summary compensation table on page 27 that you have recorded non-equity incentive compensation for each of these officers, and footnote 2 to the table states that payments under this plan are considered non-equity incentive compensation.  It does not appear that you have appropriately recorded in your Grants of Plan Based Awards table on page 30 the corresponding amounts of estimated future payouts under this non-equity incentive plan.  Please give appropriate consideration to the requirements of Item 402(d)(2) of Regulation S-K.

Response:  Item 402(d)(iii) of Regulation S-K requires disclosure of “[t]he dollar value of the estimated future payout upon satisfaction of the conditions in question under non-equity incentive plan awards granted in the fiscal year.”  The Company notes that there are no future payouts to the executives under the Section 162(m) Cash Bonus Plan.  The entire award for 2006, or for any other year under the plan, is paid out in a lump sum shortly after the end of the relevant year, after determination of the adjusted net income for that year and approval of the determination by the Compensation Committee.  Accordingly, the Company submits that disclosure under this Item of payouts under the plan is not required.
  Summary Compensation Table, page 27

7.
The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Refer to Section II.B.1. of Commission Release No. 33-8732A.  For example, we note the disparity between the amount of non-equity incentive compensation provided to Dr. Zandman, Dr. Paul and Mr. Grubb as compared to the bonus amounts paid to Messrs. Zandman and Shoshani.  We also note the disparity in the amounts of non-equity incentive compensation provided to Dr. Zandman, representing 3% of adjusted net income, as compared to Dr. Paul and Mr. Grubb, representing 1% of adjusted net income.  As another example, we refer you to the option awards granted to the named executive officers on February 27, 2007 as set forth on page 32.  Please provide a more detailed discussion explaining these various differences.

Response:  The Company notes that the Compensation Committee did not in 2006 address the gradations in executive compensation among the various senior executive officers with the

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

particularity contemplated by the Staff’s comment.  For example, the disparity in the amounts of non-equity incentive compensation was recommended by the Compensation Committee and approved by the Company’s stockholders in 2004 and has remained unchanged since that time.  The Company anticipates that the Compensation Committee will be guided by the Staff’s comment in its consideration of future levels of executive compensation and that the Company’s Compensation Discussion and Analysis will be formulated in future filings to reflect this consideration.

8.
You state in footnote 3 that the amounts in the stock award column of the table represent the grant-date fair value of 5,000 phantom stock units awarded annually to each named executive officer pursuant to the terms of their employment agreements.  Either confirm that such value represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R or disclose by footnote such dollar amount.  See Item 402(c)(2)(v) of Regulation S-K.

Response:  The Company confirms that the amounts in the stock award column represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS123R.

  Pension Benefits, page 33

9.
You do not provide any disclosure regarding the Vishay Nonqualified Retirement Plan.  Provide a succinct narrative description of any material factors necessary to an understanding of each plan covered by the tabular disclosure.  While material factors will vary depending upon the facts, examples of such factors may include the items listed in Item 402(h)(3) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and will provide narrative disclosure concerning the Vishay Nonqualified Retirement Plan in future filings.

  Potential Payment Upon Termination or a Change in Control, page 36

10.
Your disclosure in this section is not fully responsive to Item 402(j) of Regulation S-K.  For example, providing a bullet point list indicating certain executive officers receive salary continuation for three years and 5,000 shares of common stock is insufficient.  As another example, providing a general description of Dr. Zandman’s royalty rights or that you will provide named executive officers with a golden parachute gross-up is also not fully responsive to the item requirement.  Please quantify the estimated payments and benefits that would be provided to your named executive officers in each covered circumstance.  Provide quantitative disclosure applying the assumptions that the triggering event took place on the last business day of your last completed fiscal year and

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

using a price per share equal to the closing market price as of that date.  In the event that uncertainties exist as to the provision of payments and benefits or the amount involved, you may make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment or benefit and disclose the material assumptions underlying such estimates or estimated ranges in your disclosure.  In such event, the disclosure would require forward-looking information as appropriate.  See Item 402(j)(2) and Instruction 1 to Item 402(j).

Response:  The Company acknowledges the Staff’s comment and in future filings intends to quantify in tabular form each element of compensation that would have been received by each of the Company’s executives other than Dr. Zandman had they been terminated as of the end of the relevant fiscal year, together with the total of all such elements and narrative disclosure to the extent necessary to describe assumptions.  The Company intends in future filings to quantify the estimated payout of Dr. Zandman’s royalty rights and the underlying assumptions used in estimating such payout.  We note that, as disclosed in the Company’s proxy materials, the other elements of Dr. Zandman’s severance arrangements will be negotiated at the time of Dr. Zandman’s termination of employment.

11.
In addition, to the extent there are any material conditions or obligations applicable to the receipt of payments or benefits, including non-compete, non-solicitation and confidentiality agreements, please describe and explain such provisions.  See Item 402(j)(4) of Regulation S-K.

Response:  While the employment contracts of the Company’s senior executives recite that salary, bonus and severance payment due the executives are in consideration for the executive’s agreement to be bound and compliance with covenants of non-competition, non-solicitation, non-disparagement and confidentiality, the agreements do not explicitly provide for forfeiture of payments on awards for a breach of these covenants.  Accordingly, the Company does not believe that it would be appropriate to describe the executive’s compensation as conditional on these customary undertakings.  The Company may provide disclosure to this effect in future filings as appropriate.

  Certain Relationships and Related Transactions, page 44

12.
You describe the policies and procedures involving related transactions.  Disclose whether the policies and procedures are in writing, and if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company will disclose that its Related Party Transactions Policy is in writing.

K R A M E R  L E V I N  N A F T A L IS  &  F R A N K E L  LLP

United States Securities and Exchange Commission
Division of Corporation Finance
September 20, 2007

Please call me at (212) 715-9280 if you have any questions regarding this letter.

        Very truly yours,

        /s/ Abbe L. Dienstag
        Abbe L. Dienstag

cc:       Dr. Gerald Paul
Mr. Richard Grubb